Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☑ Comptroller of the Currency
   - B. ☐ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☑ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☑ Amendment

4. A. Full name of the financial institution HSBC BANK USA, N.A.

   B. Address of principal office of financial institution:

   452 FIFTH AVE.
   Address

   NEW YORK | NY | 10018
   City | State | Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 15 2019
REGISTRATIONS BRANCH
04

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   ALICE YAU | SENIOR VICE PRESIDENT, COMPLIANCE | 212-525-5183
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☑ No

(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
YARIAN MICHAEL JAMES	MANAGING DIRECTOR, HEAD OF FIXED INCOME TRADING
BUTLER JOSEPH	SENIOR VP, HEAD OF INTEREST RATE DERIVATIVES
LEARY JOSEPH FRANCIS	SVP, HEAD OF GOVERNMENT TRADING

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☑ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

MICHAEL JAMES YARIAN
Name (First, Middle, Last)

MANAGING DIRECTOR, HEAD OF FIXED INCOME TRADING, AMERICAS
Title

[signature]
Signature

3/12/19
Date

U4 Employment History

Individual CRD#: 2504162 **Individual Name: YARIAN, MICHAEL J**

Office of Employment Address History

From	To	Firm	CRD Branch Number	NYSE Branch Code Number	Firm Billing Code	Address	Type of Office	Private Residence
11/16/2017	Present	HSBC SECURITIES (USA) INC. (19585)	74275	1210NY	1210NY	452 FIFTH AVENUE 10TH FLOOR NEW YORK, NY 10018, United States	Located At	No
05/09/2016	11/07/2017	HSBC SECURITIES (USA) INC. (19585)	IA Main			452 FIFTH AVENUE NEW YORK, NY 10018, United States	Located At	No
09/07/2011	01/21/2016	BARCLAYS CAPITAL INC. (19714)	381457	00152/00665		745 7TH AVENUE NEW YORK, NY 10019, United States	Located At	No
04/09/2010	09/07/2011	BARCLAYS CAPITAL INC. (19714)	Non Registered Location		0	6-10-1 ROPPONGI TOKYO, 106-6131, Japan	Located At	No
11/20/2009	09/07/2011	BARCLAYS CAPITAL INC. (19714)	BD Main			745 7TH AVENUE NEW YORK, NY 10019, UNITED STATES	Supervised From	No
11/20/2009	04/09/2010	BARCLAYS CAPITAL INC. (19714)	Non Registered Location		14122	2-2-2 OTEMACHI TOKYO, 100-0004, Japan	Located At	No
08/30/1996	11/20/2009	BARCLAYS CAPITAL INC. (19714)	217165	MAIN	MAIN	200 PARK AVENUE NEW YORK, NY 10166, United States	Located At	No
08/30/1996	03/17/2006	BARCLAYS CAPITAL INC. (19714)	Non Registered Location		11254	200 PARK AVE NEW YORK, NY 10166, United States	Located At	No
06/11/1994	10/13/1995	NEUBERGER & BERMAN (2908)	Non Registered Location			605 THIRD AVENUE NEW YORK, NY 10158-3698, United States		No

Please note that data contained in the U4 EMPLOYMENT HISTORY SCREEN is updated only by a U4 and does not reflect any changes made by the filing of a U5.

Employment History

From	To	Name	Investment Related Business?	City	State	Country	Position
05/2016	Present	HSBC SECURITIES (USA) INC.	Y	NEW YORK	NY	United States	Head of Fixed Income Americas
08/1996	04/2016	BARCLAYS CAPITAL INC.	Y	NEW YORK	NY	United States	MANAGING DIRECTOR
08/1995	08/1996	ARTHUR ANDERSON	N	NEW YORK	NY	United States	CONSULTANT - Consultant
05/1995	08/1995	CIIC	N	NEW YORK	NY	United States	OTHER - ANALYST
05/1994	05/1995	NEWBERGER & BERMON	N	NEW YORK	NY	United States	OTHER - INTERN
01/1994	05/1994	MERRILL LYNCH	N	NEW YORK	NY	United States	OTHER - INTERN
07/1993	01/1994	STUDENT/UNEMPLOYED	N	NEWYORK	NY	United States	STUDENT - Student
11/1991	07/1993	WRESTLING COACH/STUDENT	N	AKRON	OH	United States	OTHER - HEAD COACH GREEN HIGH SCHOOL
10/1989	11/1991	AIR FORCE	N	XX	NY	United States	OTHER - FIRE RESCUR TECH
02/1988	10/1989	HIGH SCHOOL STUDENT	N	CLINTON	OH	United States	STUDENT - Student

U4 Summary Questions

Individual CRD#: 2504162 **Individual Name:** YARIAN, MICHAEL J

U4 - DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

Criminal Disclosure

Question	Yes	No
14A. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	○	◉
(b) been *charged* with any *felony*?	○	◉
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	○	◉
(b) been *charged* with any *felony*?	○	◉

Question	Yes	No
14B. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	○	◉
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	◉
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	○	◉
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	◉

Regulatory Action Disclosure

Question	Yes	No
14C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* you to have made a false statement or omission?	○	◉
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	○	◉
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	○	◉
(4) entered an *order* against you in connection with *investment-related* activity?	○	◉
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	○	◉
(6) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	○	◉
(7) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	◉
(8) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	◉

Question	Yes	No
14D. (1) Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:		
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	○	◉
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	○	◉
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	○	◉
(d) entered an *order* against you in connection with an *investment-related* activity?	○	◉
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	○	◉
(2) Have you been subject to any *final order* of a state securities commission (or any agency or officer performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:		
(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	○	◉
(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	○	◉

14E. Has any *self-regulatory organization* ever: Yes No

(1) *found* you to have made a false statement or omission? ○ ◉

(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)? ○ ◉

(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted? ○ ◉

(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? ○ ◉

(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation? ○ ◉

(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board? ○ ◉

(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board? ○ ◉

14F. Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended? ○ ◉

14G. Have you been notified, in writing, that you are now the subject of any: Yes No

(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (If "yes", complete the *Regulatory Action* Disclosure Reporting Page.) ○ ◉

(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "yes", complete the *Investigation* Disclosure Reporting Page.) ○ ◉

Civil Judicial Disclosure

14H. (1) Has any domestic or foreign court ever: Yes No

(a) *enjoined* you in connection with any *investment-related* activity? ○ ◉

(b) *found* that you were *involved* in a violation of any *investment-related* statute(s) or regulation(s)? ○ ◉

(c) dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you by a state or *foreign financial regulatory authority*? ○ ◉

(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)? ○ ◉

Customer Complaint/Arbitration/Civil Litigation Disclosure

14I. (1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which: Yes No

(a) is still pending, or; ○ ◉

(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or; ○ ◉

(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or; ○ ◉

(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more? ○ ◉

(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:

(a) was settled, prior to 05/18/2009 for an amount of $10,000 or more, or; ○ ◉

(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more? ○ ◉

(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:

(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or; ○ ◉

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities? ○ ◉

Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.

(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:

(a) was settled for an amount of $15,000 or more, or; ○ ◉

(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of any amount? ○ ◉

(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under questions 14I(4) above, which:

(a) ○ ◉

alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation, must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities? ◯ ◉

Termination Disclosure

		Yes	No
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	◯	◉
	(2) fraud or the wrongful taking of property?	◯	◉
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	◯	◉

Financial Disclosure

		Yes	No
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	◯	◉
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	◯	◉
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	◯	◉
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	◯	◉
14M.	**Do you have any unsatisfied judgments or liens against you?**	◯	◉

U4 Employment History

Individual CRD#: 4708487 **Individual Name:** Butler, Joseph

Office of Employment Address History

From	To	Firm	CRD Branch Number	NYSE Branch Code Number	Firm Billing Code	Address	Type of Office	Private Residence
06/25/2018	Present	HSBC SECURITIES (USA) INC. (19585)	74275	1210NY	1210NY	452 FIFTH AVENUE 10TH FLOOR NEW YORK, NY 10018, United States	Located At	No
06/21/2018	07/02/2018	HSBC SECURITIES (USA) INC. (19585)	Non Registered Location			452 Fifth Avenue New York City, NY 10018, United States	Located At	No
05/08/2009	11/01/2012	RBS SECURITIES INC. (11707)	405372	405372		600 WASHINGTON BOULEVARD STAMFORD, CT 06901, United States	Located At	No
09/03/2008	05/08/2009	RBS SECURITIES INC. (11707)	225789	225789		600 STEAMBOAT ROAD GREENWICH, CT 06830, United States	Located At	No
08/05/2008	09/03/2008	RBS GREENWICH CAPITAL (11707)	Non Registered Location			600 STEAMBOAT RD GREENWICH, CT 06830, United States	Located At	No
05/01/2008	09/02/2008	ABN AMRO INCORPORATED (15776)	367248	52		600 STEAMBOAT ROAD GREENWICH, CT 06830, United States	Located At	No
05/01/2005	06/30/2008	ABN AMRO INCORPORATED (15776)	97455	14		55 EAST 52ND STREET NEW YORK, NY 10055, United States	Located At	No
05/01/2005	05/24/2006	ABN AMRO INCORPORATED (15776)	Non Registered Location		026-0066	55 EAST 52ND STREET NEW YORK, NY 10055, United States	Located At	No
06/01/2004	04/07/2005	BNP PARIBAS SECURITIES CORP. (15794)	Non Registered Location			787 SEVENTH AVENUE NEW YORK, NY 10019, United States	Located At	No
06/03/2002	05/14/2004	MILLENCO (33726)	Non Registered Location			666 FIFTH AVE 8TH FLOOR NEW YORK, NY 10103, United States	Located At	No

Please note that data contained in the U4 EMPLOYMENT HISTORY SCREEN is updated only by a U4 and does not reflect any changes made by the filing of a U5.

Employment History

From	To	Name	Investment Related Business?	City	State	Country	Position
06/2018	Present	HSBC Securities (USA) Inc.	Y	New York	NY	United States	Trader
08/2015	Present	HSBC Bank USA, N.A.	Y	New York	NY	United States	Trader
12/2012	05/2015	Black RIver Asset Management	Y	New York	NY	United States	USD Portfolio Manager
09/2008	11/2012	RBS GREENWICH CAPITAL	Y	GREENWICH	CT	United States	SR. TRADER
04/2005	09/2008	ABN AMRO INCORPORATED	Y	NEW YORK	NY	United States	SR. TRADER
06/2004	04/2005	BNP PARIBAS SECURITIES CORP.	Y	NEW YORK	NY	United States	VICE PRESIDENT
06/2002	05/2004	MILLENCO, LP	Y	NEW YORK	NY	United States	TRADER
03/2002	05/2002	BANK OF AMERICA	Y	LONDON		United Kingdom	SWAPS TRADER
01/1998	03/2002	FUJI CAPITAL MARKETS	Y	LONDON		United Kingdom	SWAPS TRADER
12/1996	01/1998	FUJI CAPITAL MARKETS	Y	NEW YORK	NY	United States	PROGRAM TESTER
06/1993	12/1996	WATSON WYATT WORLDWIDE	N	NEW YORK	NY	United States	ACTUARIAL ANALYST
07/1992	06/1993	FOSTER HIGGINS	N	PRINCETON	NJ	United States	ACTUARIAL STUDENT

U4 Summary Questions

Individual CRD#: 4708487 **Individual Name:** Butler, Joseph

U4 - DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

Criminal Disclosure

Question	Yes	No
14A. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	○	●
(b) been *charged* with any *felony*?	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	○	●
(b) been *charged* with any *felony*?	○	●
14B. (1) Have you ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●

Regulatory Action Disclosure

Question	Yes	No
14C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* you to have made a false statement or omission?	○	●
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	○	●
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	○	●
(4) entered an *order* against you in connection with *investment-related* activity?	○	●
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	○	●
(6) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	○	●
(7) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	●
(8) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	●
14D. (1) Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:		
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	○	●
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	○	●
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	○	●
(d) entered an *order* against you in connection with an *investment-related* activity?	○	●
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	○	●
(2) Have you been subject to any *final order* of a state securities commission (or any agency or officer performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:		
(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	○	●
(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	○	●

14E. Has any *self-regulatory organization* ever:	Yes	No
(1) *found* you to have made a false statement or omission?	◯	◉
(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?	◯	◉
(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	◯	◉
(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities?	◯	◉
(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	◯	◉
(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	◯	◉
(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	◯	◉

14F. Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended?	◯	◉

14G. Have you been notified, in writing, that you are now the subject of any:	Yes	No
(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (If "yes", complete the *Regulatory Action* Disclosure Reporting Page.)	◯	◉
(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "yes", complete the *Investigation* Disclosure Reporting Page.)	◯	◉

Civil Judicial Disclosure

14H. (1) Has any domestic or foreign court ever:	Yes	No
(a) *enjoined* you in connection with any *investment-related* activity?	◯	◉
(b) *found* that you were *involved* in a violation of any *investment-related* statute(s) or regulation(s)?	◯	◉
(c) dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you by a state or *foreign financial regulatory authority*?	◯	◉
(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)?	◯	◉

Customer Complaint/Arbitration/Civil Litigation Disclosure

14I. (1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which:	Yes	No
(a) is still pending, or;	◯	◉
(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or;	◯	◉
(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or;	◯	◉
(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	◯	◉
(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:		
(a) was settled, prior to 05/18/2009 for an amount of $10,000 or more, or;	◯	◉
(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more?	◯	◉
(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:		
(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;	◯	◉
(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities?	◯	◉
Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.		
(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:		
(a) was settled for an amount of $15,000 or more, or;	◯	◉
(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of any amount?	◯	◉
(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under questions 14I(4) above, which:		
(a)	◯	◉

alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation, must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities? ○ ◉

Termination Disclosure

		Yes	No
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	○	◉
	(2) fraud or the wrongful taking of property?	○	◉
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	○	◉

Financial Disclosure

		Yes	No
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	○	◉
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	○	◉
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	○	◉
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	○	◉
14M.	**Do you have any unsatisfied judgments or liens against you?**	○	◉

U4 Employment History

Individual CRD#: 4965580 **Individual Name: LEARY JR, JOSEPH F**

Office of Employment Address History

From	To	Firm	CRD Branch Number	NYSE Branch Code Number	Firm Billing Code	Address	Type of Office	Private Residence
11/08/2017	Present	HSBC SECURITIES (USA) INC. (19585)	74275	1210NY	1210NY	452 FIFTH AVENUE 10TH FLOOR NEW YORK, NY 10018, United States	Located At	No
12/14/2016	11/07/2017	HSBC SECURITIES (USA) INC. (19585)	IA Main			452 FIFTH AVENUE NEW YORK, NY 10018, United States	Located At	No
10/03/2016	12/27/2016	HSBC SECURITIES (USA) INC. (19585)	Non Registered Location			452 FIFTH AVENUE NEW YORK CITY, NY 10018, United States	Located At	No
05/27/2015	06/04/2015	DEUTSCHE BANK SECURITIES INC. (2525)	Non Registered Location			60 WALL STREET NEW YORK, NY 10005, United States	Located At	No
05/26/2015	12/13/2016	DEUTSCHE BANK SECURITIES INC. (2525)	200907	01		60 WALL STREET NEW YORK, NY 10005, United States	Located At	No
05/28/2010	05/12/2015	CITIGROUP GLOBAL MARKETS INC. (7059)	89239	MNOFC-0	MNOFC-0	390 GREENWICH STREET 388 GREENWICH STREET NEW YORK, NY 10013, United States	Located At	No
07/10/2008	07/16/2008	CITIGROUP GLOBAL MARKETS INC. (7059)	Non Registered Location			388 GREENWICH ST NEW YORK, NY 10013, United States	Located At	No
07/07/2008	05/28/2010	CITIGROUP GLOBAL MARKETS INC. (7059)	BD Main	MNOFC-0		390 - 388 GREENWICH STREET NEW YORK, NY 10013-2396, UNITED STATES	Located At	No
06/13/2006	08/04/2007	BEAR, STEARNS & CO. INC. (79)	Non Registered Location			383 MADISON AVENUE NEW YORK, NY 10179, United States	Located At	No
05/16/2005	08/16/2005	BEAR, STEARNS & CO. INC. (79)	Non Registered Location			383 MADISON AVENUE NY, NY 10179, United States		No

Please note that data contained in the U4 EMPLOYMENT HISTORY SCREEN is updated only by a U4 and does not reflect any changes made by the filing of a U5.

Employment History

From	To	Name	Investment Related Business?	City	State	Country	Position
12/2016	Present	HSBC Securities (USA) Inc.	Y	New York	NY	United States	SVP
05/2015	12/2016	DEUTSCHE BANK SECURITIES INC	Y	NEW YORK	NY	United States	DIRECTOR
07/2008	05/2015	CITIGROUP	Y	NY	NY	United States	ANALYST
09/2005	06/2008	OPIM - UNIVERSITY OF PENNSYLVANIA	N	PHILADELPHIA	PA	United States	TEACHING ASSISTANT
06/2005	06/2008	PENN STORAGE, LLC	N	PHILADELPHIA	PA	United States	MEMBER
06/2004	06/2008	UNIVERSITY OF PENNSYLVANIA	N	PHILADELPHIA	PA	United States	UNDERGRADUATE STUDENT
06/2000	06/2004	MIDDLETOWN HIGH SCHOOL NORTH	N	MIDDLETOWN	NY	United States	HIGH SCHOOL STUDENT
06/1998	06/2000	THORNE MIDDLE SCHOOL	N	MIDDLETOWN	NJ	United States	MIDDLE SCHOOL STUDENT

U4 Summary Questions

Individual CRD#: 4965580 **Individual Name:** LEARY JR, JOSEPH F

U4 - DISCLOSURE QUESTIONS

IF THE ANSWER TO ANY OF THE FOLLOWING QUESTIONS IS 'YES', COMPLETE DETAILS OF ALL EVENTS OR PROCEEDINGS ON APPROPRIATE DRP(S)

REFER TO THE EXPLANATION OF TERMS SECTION OF FORM U4 INSTRUCTIONS FOR EXPLANATIONS OF ITALICIZED TERMS.

Criminal Disclosure

14A. (1) Have you ever:	Yes	No
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	○	●
(b) been *charged* with any *felony*?	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to any *felony*?	○	●
(b) been *charged* with any *felony*?	○	●

14B. (1) Have you ever:	Yes	No
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●
(2) Based upon activities that occurred while you exercised *control* over it, has an organization ever:		
(a) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic or foreign court to a *misdemeanor* specified in 14B(1)(a)?	○	●
(b) been *charged* with a *misdemeanor* specified in 14B(1)(a)?	○	●

Regulatory Action Disclosure

14C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:	Yes	No
(1) *found* you to have made a false statement or omission?	○	●
(2) *found* you to have been *involved* in a violation of its regulations or statutes?	○	●
(3) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	○	●
(4) entered an *order* against you in connection with *investment-related* activity?	○	●
(5) imposed a civil money penalty on you, or *ordered* you to cease and desist from any activity?	○	●
(6) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation?	○	●
(7) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	●
(8) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board?	○	●

14D. (1) Has any other Federal regulatory agency or any state regulatory agency or *foreign financial regulatory authority* ever:	Yes	No
(a) *found* you to have made a false statement or omission or been dishonest, unfair or unethical?	○	●
(b) *found* you to have been *involved* in a violation of *investment-related* regulation(s) or statute(s)?	○	●
(c) *found* you to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted?	○	●
(d) entered an *order* against you in connection with an *investment-related* activity?	○	●
(e) denied, suspended, or revoked your registration or license or otherwise, by *order*, prevented you from associating with an *investment-related* business or restricted your activities?	○	●
(2) Have you been subject to any *final order* of a state securities commission (or any agency or officer performing like functions), state authority that supervises or examines banks, savings associations, or credit unions, state insurance commission (or any agency or office performing like functions), an appropriate *federal banking agency*, or the National Credit Union Administration, that:		
(a) bars you from association with an entity regulated by such commission, authority, agency, or officer, or from engaging in the business of securities, insurance, banking, savings association activities, or credit union activities; or	○	●
(b) constitutes a *final order* based on violations of any laws or regulations that prohibit fraudulent, manipulative, or deceptive conduct?	○	●

14E. Has any *self-regulatory organization* ever: Yes No

(1) *found* you to have made a false statement or omission? ( ) (•)

(2) *found* you to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)? ( ) (•)

(3) *found* you to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked or restricted? ( ) (•)

(4) disciplined you by expelling or suspending you from membership, barring or suspending your association with its members, or restricting your activities? ( ) (•)

(5) *found* you to have willfully violated any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board, or *found* you to have been unable to comply with any provision of such Act, rule or regulation? ( ) (•)

(6) *found* you to have willfully aided, abetted, counseled, commanded, induced, or procured the violation by any person of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board? ( ) (•)

(7) *found* you to have failed reasonably to supervise another person subject to your supervision, with a view to preventing the violation of any provision of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Commodity Exchange Act, or any rule or regulation under any of such Acts, or any of the rules of the Municipal Securities Rulemaking Board? ( ) (•)

14F. Have you ever had an authorization to act as an attorney, accountant or federal contractor that was revoked or suspended? ( ) (•)

14G. Have you been notified, in writing, that you are now the subject of any: Yes No

(1) regulatory complaint or *proceeding* that could result in a "yes" answer to any part of 14C, D or E? (If "yes", complete the *Regulatory Action* Disclosure Reporting Page.) ( ) (•)

(2) *investigation* that could result in a "yes" answer to any part of 14A, B, C, D or E? (If "yes", complete the *Investigation* Disclosure Reporting Page.) ( ) (•)

Civil Judicial Disclosure

14H. (1) Has any domestic or foreign court ever: Yes No

(a) *enjoined* you in connection with any *investment-related* activity? ( ) (•)

(b) *found* that you were *involved* in a violation of any *investment-related* statute(s) or regulation(s)? ( ) (•)

(c) dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you by a state or *foreign financial regulatory authority*? ( ) (•)

(2) Are you named in any pending *investment-related* civil action that could result in a "yes" answer to any part of 14H(1)? ( ) (•)

Customer Complaint/Arbitration/Civil Litigation Disclosure

14I. (1) Have you ever been named as a respondent/defendant in an *investment-related*, consumer-initiated arbitration or civil litigation which alleged that you were *involved* in one or more *sales practice violations* and which: Yes No

(a) is still pending, or; ( ) (•)

(b) resulted in an arbitration award or civil judgment against you, regardless of amount, or; ( ) (•)

(c) was settled, prior to 05/18/2009, for an amount of $10,000 or more, or; ( ) (•)

(d) was settled, on or after 05/18/2009, for an amount of $15,000 or more? ( ) (•)

(2) Have you ever been the subject of an *investment-related*, consumer-initiated (written or oral) complaint, which alleged that you were *involved* in one or more *sales practice violations*, and which:

(a) was settled, prior to 05/18/2009 for an amount of $10,000 or more, or; ( ) (•)

(b) was settled, on or after 05/18/2009, for an amount of $15,000 or more? ( ) (•)

(3) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated, written complaint, not otherwise reported under question 14I(2) above, which:

(a) alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the complaint must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or; ( ) (•)

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities? ( ) (•)

Answer questions (4) and (5) below only for arbitration claims or civil litigation filed on or after 05/18/2009.

(4) Have you ever been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation which alleged that you were *involved* in one or more *sales practice violations*, and which:

(a) was settled for an amount of $15,000 or more, or; ( ) (•)

(b) resulted in an arbitration award or civil judgment against any named respondent(s)/defendant(s), regardless of any amount? ( ) (•)

(5) Within the past twenty four (24) months, have you been the subject of an *investment-related*, consumer-initiated arbitration claim or civil litigation not otherwise reported under questions 14I(4) above, which:

(a) ( ) (•)

alleged that you were *involved* in one or more *sales practice violations* and contained a claim for compensatory damages of $5,000 or more (if no damage amount is alleged, the arbitration claim or civil litigation, must be reported unless the *firm* has made a good faith determination that the damages from the alleged conduct would be less than $5,000), or;

(b) alleged that you were *involved* in forgery, theft, misappropriation or conversion of funds or securities? ( ) (•)

Termination Disclosure

		Yes	No
14J.	**Have you ever voluntarily *resigned*, been discharged or permitted to *resign* after allegations were made that accused you of:**		
	(1) violating *investment-related* statutes, regulations, rules, or industry standards of conduct?	( )	(•)
	(2) fraud or the wrongful taking of property?	( )	(•)
	(3) failure to supervise in connection with *investment-related* statutes, regulations, rules or industry standards of conduct?	( )	(•)

Financial Disclosure

		Yes	No
14K.	**Within the past 10 years:**		
	(1) have you made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	( )	(•)
	(2) based upon events that occurred while you exercised *control* over it, has an organization made a compromise with creditors, filed a bankruptcy petition or been the subject of an involuntary bankruptcy petition?	( )	(•)
	(3) based upon events that occurred while you exercised *control* over it, has a broker or dealer been the subject of an involuntary bankruptcy petition, or had a trustee appointed, or had a direct payment procedure initiated under the Securities Investor Protection Act?	( )	(•)
14L.	**Has a bonding company ever denied, paid out on, or revoked a bond for you?**	( )	(•)
14M.	**Do you have any unsatisfied judgments or liens against you?**	( )	(•)